SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                FORM 12b-25

                                              Commission File Number 1-6018

                        NOTIFICATION OF LATE FILING

(Check One):  (X) Form 11-K

         For Period Ended: November 30, 2001

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                   PART I
                           REGISTRANT INFORMATION

Full name of registrant:  TOKHEIM CORPORATION

Address of principal executive office (Street and number): 10501 Corporate Drive

City, State and Zip Code:  Fort Wayne, IN  46845


                                  PART II
                          RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   {   (a)    The reasons described in reasonable detail in Part III of
   {          this form could not be eliminated  without unreasonable effort
   {          or expense;
   {   (b)    The subject annual report, semi-annual report, transition
   {          report on Form 10-K, 20-F, 11-K, or  Form N-SAR, or portion
   {          thereof will be filed on or before the 15th calendar day
   {          following the prescribed due date; or the subject quarterly
( ){          report or transition report on Form 10-Q, or portion thereof
   {          will be filed on or before the fifth calendar day following the
   {          prescribed due date; and
   {   (c)    The accountant's statement or other exhibit required by
   {          Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

         The annual report on Form 10-K for the fiscal year ended November 30, 2001 of Tokheim Corporation (the "Company") was delayed. The appraisers for the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the "Plan") rely on information contained in the Form 10-K in order to value the preferred stock under the Plan. Because of the delay in filing the Form 10-K of the Company, the appraisers for the Plan have been unable to value the preferred stock under the Plan. As a result, the Plan has been unable to complete preparation of its financial statements. The Plan expects to complete preparation of its financial statements and file its annual report on Form 11-K as soon as reasonably practicable.


                                  PART IV
                             OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  John S. Hamilton       (260)             470-4600
                  (Name)                 (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                        (   ) Yes   (X ) No

         The Company has not yet filed its annual report on Form 10-K for the fiscal year ended November 30, 2001 or its quarterly report on Form 10-Q for the three months ended February 28, 2002.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        (    ) Yes   ( X ) No




                            TOKHEIM CORPORATION
                (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 31, 2002                      By:  /s/ Dennis Maude
                                             ------------------------
                                        Name:   Dennis Maude
                                        Title:  Finance Director, Assistant
                                                Secretary